Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Among

PCX HOLDINGS, INC.,

ARCHIPELAGO HOLDINGS, INC.

and

NEW APPLE ACQUISITIONS CORPORATION

Dated as of January 3, 2005

i

ARTICLE V

Representations and Warranties

5.1	Representations and Warranties of the Company	13
5.2	Representations and Warranties of Parent and Merger Sub	31

ARTICLE VI

Covenants

6.1	Interim Operations	36
6.2	Acquisition Proposals	39
6.3	Information Supplied	41
6.4	Stockholders Meeting	41
6.5	Filings; Other Actions; Notification	42
6.6	Access	44
6.7	Affiliates	45
6.8	Stock Exchange Listing	45
6.9	Publicity	45
6.10	Employee Benefits; Employees	46
6.11	Expenses	48
6.12	Indemnification; Directors’ and Officers’ Insurance	48
6.13	Takeover Statute	50

ARTICLE VII

Conditions

7.1	Conditions to Each Party’s Obligation to Effect the Merger	50
7.2	Conditions to Obligations of Parent and Merger Sub	51
7.3	Conditions to Obligation of the Company	52

ii

ARTICLE VIII

Termination

8.1	Termination by Mutual Consent	53
8.2	Termination by Either Parent or the Company	53
8.3	Termination by the Company	54
8.4	Termination by Parent	54
8.5	Effect of Termination and Abandonment	55

ARTICLE IX

Miscellaneous and General

9.1	Survival	57
9.2	Modification or Amendment	57
9.3	Waiver of Conditions	57
9.4	Counterparts	57
9.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL	57
9.6	Notices	58
9.7	Entire Agreement	59
9.8	No Third Party Beneficiaries	59
9.9	Obligations of Parent and of the Company	60
9.10	Transfer Taxes	60
9.11	Definitions	60
9.12	Severability	60
9.13	Interpretation; Construction	60
9.14	Assignment	60

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of January 3, 2005, among PCX Holdings, Inc., a Delaware corporation (the “Company”), Archipelago Holdings, Inc., a Delaware corporation (“Parent”), and New Apple Acquisitions Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”, the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, each of the respective Boards of Directors of the Company, Parent and Merger Sub has approved the merger of Merger Sub with and into the Company (the “Merger”) and approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, to the best knowledge of Parent, as of the date of this Agreement, no material regulatory action is pending or threatened by PCX or PCX Equities (each as defined in Section 5.1(a) of this Agreement) against Parent or any of its Subsidiaries (as defined in Section 5.1(a) of this Agreement); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1           The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.  The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).

1.2           Closing.  Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 A.M. on the first business day (the “Closing Date”) following the day on which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

1.3           Effective Time.  As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL.  The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the Delaware Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and By-Laws
of the Surviving Corporation

2.1           The Certificate of Incorporation.  The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall, subject to the approval of the Securities and Exchange Commission (the “SEC”), be amended (the “Company Charter Amendment”) pursuant to the Delaware Certificate of Merger to insert the following paragraph 4 at the end of Article Nine of the certificate of incorporation of the Company:

“4.           Voting and Ownership of Shares by Archipelago Holdings, Inc. and its Related Persons.  The provisions of this Article Nine shall not be applicable to the voting and ownership of shares of the capital stock of the Corporation by (i) Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”), either alone or together with its Related Persons and (ii) any other Person to which Archipelago is a Related Person, either alone or together with its Related Persons, in either case as they may exist for so long as Archipelago owns, directly or indirectly, all of the outstanding capital stock of the Corporation.”

and, as so amended, shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein and herein or by applicable Law.

2.2           The By-Laws.  The by-laws of the Company in effect at the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Officers and Directors
of the Surviving Corporation

3.1           Directors.  The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.2           Officers.  The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

Effect of the Merger on Capital Stock;
Exchange of Certificates

4.1           Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a)           Merger Consideration.

(i)            Each share of the Common Stock, par value $0.01 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (1) Shares owned by Parent, Merger Sub or any other direct or indirect subsidiary of Parent or Shares owned by the Company or any direct or indirect subsidiary of the Company, and in each case not held on behalf of third parties (each, an “Excluded Share” and collectively, “Excluded Shares”), or (2) Shares (each, a “Dissenting Share” and collectively, “Dissenting Shares”) owned by stockholders (“Dissenting Stockholders”) exercising appraisal rights pursuant to Section 262 of the DGCL) shall be converted into, and become exchangeable for (A) that amount, in cash, equal to the amount derived by multiplying the Per Share Aggregate Merger Consideration by 0.8 (the “Cash Consideration”) and (B) that number of shares, of Common Stock, par value $0.01 per share, of Parent (“Parent Common Stock”), rounded to four decimal places, equal to the amount derived by dividing (x) the product of the Per Share Aggregate Merger Consideration times 0.2 by (y) $20.4670, such number being the average of the per share closing prices of Parent Common Stock, as reported by the Archipelago Exchange (“ArcaEx”) for the ten consecutive trading days ending on the last trading day prior to the date on which the initial press release announcing the execution of this Agreement is jointly issued by Parent and the Company (the “Parent Common Stock Price”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

(ii)           With respect to the definition of Parent Common Stock Price set forth above (as such term is used for all purposes in this Agreement), the period for determining the average of the per share closing prices of Parent Common Stock as reported by ArcaEx shall be the ten consecutive trading days ending on the last trading day prior to the Closing Date, and the Parent Common Stock Price shall be recalculated accordingly, if, after the date of this Agreement, any Person (other than the Company or any of its Subsidiaries or affiliates) enters into a definitive binding agreement with Parent to acquire, by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions, all or substantially all of the assets of Parent or a majority of the voting power of the outstanding securities of Parent where, for the avoidance of doubt and after giving effect to such transaction, a majority of the voting power of the outstanding securities of Parent will be owned by Persons other than the Persons which own such securities as of the date hereof.  The provisions set forth in the immediately proceeding sentence shall not apply for purposes of Section 8.5(a) of this Agreement.

The “Per Share Aggregate Merger Consideration” shall equal the amount derived by dividing (x) the sum of (A) the Aggregate Merger Consideration and (B) the Aggregate Company Options Exercise Price (as defined below) by (y) the sum of (A) the aggregate number of Shares issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) and (B) the aggregate number of Shares to be issued upon the exercise of all Company Options (as defined in Section 4.5(a) of this Agreement).

The “Aggregate Merger Consideration” shall equal the sum of (x) the Aggregate Stock Consideration and (y) the Aggregate Cash Consideration.

The “Aggregate Stock Consideration” shall equal the amount derived by multiplying (x) the aggregate number of shares of Parent Common Stock owned by the Company or any of its direct or indirect subsidiaries, and not held on behalf of third parties, immediately prior to the Effective Time by (y) the Parent Common Stock Price.

The “Aggregate Cash Consideration” shall be equal to $17,000,000 as adjusted by each of the following:  (1) minus the amount of Working Capital Shortfall (as defined in Section 4.6(c)), if any, provided for under Section 4.6(c) of this Agreement; (2) plus the amount of Working Capital Excess (as defined in Section 4.6(c)), if any, provided for under Section 4.6(c) of this Agreement; and (3) minus the amount of the Executives Payments Excess (as defined in Section 6.10), if any, provided for under Section 6.10 of this Agreement.

The “Aggregate Company Options Exercise Price” shall equal the aggregate exercise price of all Company Options.

For purposes of clarification and the avoidance of doubt with respect to the calculation of the Merger Consideration components described in this Article IV, a sample calculation based on hypothetical data (the “Merger Consideration Sample”) is set forth in Section 4.1(a) of each of the Company Disclosure Letter and the Parent

Disclosure Letter.  The hypothetical data, and the calculations based on such hypothetical data, contained in the Merger Consideration Sample are intended to be illustrative only and the calculations do not take into account the terms of Section 4.2(e) with respect to the payment of cash in lieu of fractional shares which will apply to the actual calculation and payment of the Merger Consideration.

(iii)          At the Effective Time, all Shares shall no longer be outstanding and shall be cancelled and retired and shall cease to exist, and:  (A) each certificate (a “Certificate”) formerly representing any of such Shares (other than Excluded Shares and Dissenting Shares) and each entry in the stockholder records of the Company formerly representing such uncertificated Shares (other than Excluded Shares and Dissenting Shares) (the “Book Entry Shares”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 4.2(e) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 4.1(a) and any distribution or dividend pursuant to Section 4.2(c); (B) any Dissenting Shares shall thereafter represent only the right to receive the payments set forth in Section 4.3; (C) any Company Restricted Stock (as defined in Section 4.5) shall thereafter represent only the right to receive the Merger Consideration pursuant to Section 4.5 and this Article IV; and (D) any Company Options shall thereafter represent only the right to receive the payments set forth in Section 4.5.

(b)           Cancellation of Excluded Shares.  Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c)           Merger Sub.  At the Effective Time, each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

4.2           Exchange.

(a)           Exchange Agent.  As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent appointed by Parent and approved in advance by the Company (such approval not to be unreasonably withheld) (the “Exchange Agent”), for the benefit of the holders of Shares, (i) such amount, in cash, equal to the aggregate Cash Consideration, (ii) such certificates representing the shares of Parent Common Stock to be issued in respect of the aggregate Stock Consideration and (iii) after the Effective Time, if and when applicable, any cash and dividends or other distributions with respect to the Parent Common Stock to be issued or to be paid pursuant to Section 4.1(a) in exchange for Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof) or delivery to the Exchange Agent of instructions for use in effecting the transfer and cancellation of Book Entry Shares in exchange for the Merger Consideration, pursuant to the provisions of this Article IV (such cash and certificates for shares of Parent Common Stock, together with the amount of any dividends or other distributions payable with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(b)           Exchange Procedures.  Parent shall cause appropriate transmittal materials, in such form as reasonably agreed upon by Parent and the Company, to be provided by the Exchange Agent to holders of record of Shares as soon as practicable after the Effective Time advising such holders of the effectiveness of the Merger and the procedure for surrendering the Certificates to the Exchange Agent or providing instructions to the Exchange Agent to effect the transfer and cancellation of Book Entry Shares in exchange for the Merger Consideration.  Upon the surrender of a Certificate to the Exchange Agent or delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Book Entry Shares in accordance with the terms of such transmittal materials, the holder of such Certificate or of any Book Entry Shares shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of Parent Common Stock in respect of the Stock Consideration that such holder is entitled to receive pursuant to this Article IV, (ii) a check in the amount (after giving effect to any required Tax (as defined in Section 5.1(m)) withholdings) of (x) cash in respect of the Cash Consideration that such holder is entitled to receive pursuant to this Article IV, plus (y) any cash in lieu of fractional shares, plus (z) any cash in respect of any unpaid cash dividends, and (iii) any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article IV, and the Certificate so surrendered or the Book Entry Shares which are the subject of such authorization shall forthwith be cancelled.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or such transfer and cancellation of any Book Entry Shares.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate and any dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent or if written instructions authorizing the transfer of any Book Entry Shares are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.  If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor or any Book Entry Shares is registered, it shall be a condition of such exchange that the Person (as defined below) requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of certificates for shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered or in a name other than that of the registered holder of any Book Entry Shares, or shall establish to the satisfaction of Parent or the Exchange Agent that such Tax has been paid or is not applicable.

For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization (each as defined in Section 5.1(e)) or other entity of any kind or nature.

(c)           Distributions with Respect to Unexchanged Shares; Voting.

(i)            All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement.  No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article IV or to the holder of any Book Entry Shares until the instructions for transfer and cancellation provided in this Article IV have been delivered to the Exchange Agent.  Subject to the effect of applicable Laws, following surrender of any such Certificate or delivery to the Exchange Agent of such instructions with respect to Book Entry Shares, there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender or delivery of such instructions, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(ii)           Holders of unsurrendered Certificates or Book Entry Shares in respect of which such instructions for transfer and cancellation have not been delivered, shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates or delivered such instructions to the Exchange Agent with respect to Book Entry Shares.

(d)           Transfers.  At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e)           Fractional Shares.  Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 4.2(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of Parent Common Stock that such holder otherwise would be entitled to receive.  Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Certificate(s) (or affidavit(s) of loss in lieu thereof) that would otherwise result in the issuance of such fractional shares of Parent Common Stock have been received by the Exchange Agent.

(f)            Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Parent Common Stock) that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be delivered to Parent.  Any stockholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any certificates for shares of Parent Common Stock of such stockholders and payment of cash and any dividends and other distributions in respect of Parent Common Stock of such stockholders payable and/or issuable pursuant to Section 4.1, Section 4.2(c) and Section 4.2(e) upon due surrender of their Certificates (or affidavits of loss in lieu thereof) or delivery to the Exchange Agent of written instructions for the transfer and cancellation of any Book Entry Shares, in each case, without any interest thereon.  Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(h)           Affiliates.  Notwithstanding anything herein to the contrary, Certificates surrendered, or Book Entry Shares in respect of which instructions for transfer and cancellation have been delivered to the Exchange Agent, for exchange for the Merger Consideration, by any stockholder of the Company that may be deemed to be an “affiliate” (as determined pursuant to Section 6.7 of this Agreement) of the Company shall not be exchanged until Parent has received an Affiliates Letter (as defined in Section 6.7 of this Agreement) from such Person as provided in Section 6.7 of this Agreement.

4.3           Dissenters’ Rights.  No Dissenting Stockholder shall be entitled to the Merger Consideration or cash in lieu of fractional shares thereof or any dividends, other distributions unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Merger under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Dissenting Shares owned by such

Dissenting Stockholder.  If any Person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted into the Merger Consideration pursuant to Section 4.1 hereof.  The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

4.4           Adjustments to Prevent Dilution.  In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted.

4.5           Company Options and Restricted Stock.

(a)           Prior to the Effective Time, all necessary action shall be taken by the board of directors of the Company, so that, at the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Company’s Stock Incentive Plan (the “Company Stock Plan”), whether or not then exercisable, shall be cancelled and shall only entitle the holder thereof to receive (i) that amount, in cash, equal to the amount derived by multiplying (x) 0.8, times (y) the number of Shares underlying the Company Option, times (z) the difference between the Per Share Aggregate Merger Consideration and the respective exercise price per share of each Company Option; (ii) that number of shares of Parent Common Stock, rounded to four decimal places, equal to the amount derived by dividing (A) the product of (1) 0.2, times (2) the number of Shares underlying the Company Option, times (3) the difference between the Per Share Aggregate Merger Consideration and the respective exercise price per share of each Company Option, by (B) the Parent Common Stock Price; (iii) cash in lieu of fractional shares that the holder of such Company Option would otherwise be entitled to receive pursuant to this Section 4.5 and any distribution or dividend described in Section 4.2(c), in each case to the same extent as shall be applicable to Shares under Sections 4.2(c) and 4.2(e).  Parent shall, or shall cause the Surviving Corporation or the Exchange Agent (as Parent shall determine in its sole discretion) to, deliver the consideration set forth in this Section 4.5(a) to the holders of Company Options as soon as reasonably practicable after surrender of such holder’s Company Options to Parent or the Exchange Agent (as Parent shall determine in its sole discretion).

(b)           Prior to the Effective Time, all necessary action shall be taken by the board of directors of the Company, so that, at the Effective Time, all outstanding restricted Shares (the “Company Restricted Stock”) under the Company Stock Plan shall be fully vested and thereby converted and become exchangeable for the Merger Consideration, and the right, if any, to receive pursuant to Section 4.2(e) cash in lieu of fractional shares into which such shares of Company Restricted Stock have been converted pursuant to Section 4.1(a) and any distribution or dividend pursuant to Section 4.2(c), in each case pursuant to such terms of this Article IV as shall be applicable to Shares.  For the avoidance of doubt, any Company Restricted Stock that becomes so fully vested shall be included in the definition of Shares set forth in Section 4.1 (a) of this Agreement, including, without limitation, for purposes of determining the number of Shares issued and outstanding immediately prior to the Effective Time.

(c)           The Company shall take all actions reasonably necessary to ensure that from and after the Effective Time the Surviving Corporation will not be bound by any options, rights, awards or arrangements which would entitle any Person, other than Parent or Merger Sub, to beneficially own shares of the Surviving Corporation or Parent or receive any payments (other than as set forth in this Section) in respect of such options, rights, awards or arrangements.

4.6           Working Capital Adjustment.

(a)           Calculation.  Company shall cause to be prepared and, as soon as reasonably practicable, but in no event later than 12 business days prior to the Closing Date mutually and reasonably expected by the Company and Parent, shall deliver or cause to be delivered to Parent, a calculation (the “Calculation”) of (i) the proposed amount of Working Capital (as defined below) of the Company and its subsidiaries, taken as a whole on a consolidated basis (such amount, the “Final Working Capital Amount”), as of the last day of the calendar month (the “Calculation Month-End”) immediately prior to the calendar month in which the Closing shall occur (the “Prior Month-End”) and (ii) the proposed amount of the Working Capital Adjustment (as defined in Section 4.6(c) of this Agreement), in each case, together with reasonable detail describing the Calculation and the basis therefor; provided that in the event that the Closing occurs within the first 20 business days of a calendar month, the Calculation Month-End shall be the last day of the second prior calendar month (the “Second Prior Month-End”).  The Calculation shall be performed in accordance with GAAP and on the same basis and applying the same accounting principles, policies and practices that were used in calculating the September 30, 2004 Company Financial Statements (as defined in Section 5.1(h)).  “Working Capital” means the difference between such line items of (i) the Company’s consolidated “Total Adjusted Assets” and (ii) the Company’s consolidated “Total Adjusted Liabilities” as are set forth in Section 4.6 of the Company Disclosure Letter, as adjusted by such operating working capital inclusions and exclusions as are noted in Section 4.6 of the Company Disclosure Letter.  For purposes of calculating the Final Working Capital Amount, Total Adjusted Liabilities will be reduced by the amount of (i)  (A) the expenses actually incurred by the Company or any

Subsidiary of the Company in connection with this Agreement or the transactions contemplated hereby (including, without limitation, legal, investment banking, audit, board of directors and consulting fees) and (B) the estimated legal, investment banking, audit, board of directors and consulting expenses not actually incurred but reasonably expected to be incurred by the Company or any Subsidiary of the Company in connection with this Agreement or the transactions contemplated hereby, up to $2,000,000 in the aggregate for both cases, and (ii) the Tail Premium (as defined in Section 6.12(c)).  Each element of the Final Working Capital Amount shall be determined in accordance with GAAP and on the same basis and applying the same accounting principles, policies and practices that were used in calculating the September 30, 2004 Company Financial Statements.

(b)           Working Capital Agreement Process; Updated Calculation.

(i)            Parent shall have two business days from its receipt of the Calculation to accept or object to the Final Working Capital Amount or Working Capital Adjustment proposed by the Company in the Calculation (the “Parent Study Period”).  In the event that Parent, in good faith, disagrees with the Final Working Capital Amount or the amount of the Working Capital Adjustment, as proposed by the Company in the Calculation, then Parent shall deliver to the Company, by no later than the expiration of the Parent Study Period, written notice of such disagreement, which notice shall include in reasonable detail its reasons for such disagreement (a “Disagreement Notice”).

(ii)           If Parent (A) agrees with the Calculation, including, without limitation, the Final Working Capital Amount and the amount of the Working Capital Adjustment proposed by the Company therein or (B) otherwise does not deliver a timely Disagreement Notice to the Company by the expiration of the Parent Study Period, then the Final Working Capital Amount and the Working Capital Adjustment proposed by the Company in the Calculation shall be conclusive and binding on the Company and Parent and the condition set forth in Section 7.1(g) shall be deemed to be satisfied.

(iii)          If Parent delivers a timely Disagreement Notice to the Company by the expiration of the Parent Study Period, the Company and Parent shall have two business days from the date of delivery of the Disagreement Notice to resolve all disputes set forth in the Disagreement Notice (the “Resolution Period”).   If Parent and the Company so resolve all disputes set forth in the Disagreement Notice, then the Final Working Capital Amount and the Working Capital Adjustment so agreed to by Parent and the Company shall be conclusive and binding on the Company and Parent and the condition set forth in Section 7.1(g) shall be deemed to be satisfied.

(iv)          If the Company and Parent cannot resolve all disputes set forth in the Disagreement Notice by no later than the expiration of the Resolution Period, then the Company and Parent shall, by no later than the third business day after the expiration of the Resolution Period (the “Submissions Deadline”), (A) submit the matters in dispute for determination by a partner of PricewaterhouseCoopers LLP who is mutually and reasonably acceptable to the Company and Parent, or, if the Company and Parent mutually agree, a partner of another independent nationally recognized public accounting firm (such Person, the “Arbiter”) and (B) submit to such Arbiter a written description of their respective positions, not to exceed two single-spaced typewritten pages (together, the “Submissions”); provided that in the event that an Arbiter is not capable of accepting its appointment by the Submissions Deadline, the Company and Parent shall agree on another Arbiter in accordance with the terms of clause (A) above.

(v)           Promptly, but not later than five business days after the acceptance of such appointment or the Submissions Deadline (whichever occurs last), the Arbiter shall determine (based solely on the Submissions and not by independent review) the Final Working Capital Amount and the amount of the Working Capital Adjustment and shall render a report (the “Arbiter Report”) as to the matters in dispute.  Parent and the Company shall cooperate with the Arbiter in making its determination.   The Final Working Capital Amount and the Working Capital Adjustment set forth in an Arbiter Report prepared and delivered in accordance with the terms of this Section 4.6 shall be conclusive and binding on the Company and Parent and the condition set forth in Section 7.1(g) shall be deemed to be satisfied.  The Final Working Capital Amount and the Working Capital Adjustment set forth in an Arbiter Report shall also be conclusive and binding upon the holders of the Shares (including Company Restricted Stock) and Company Options, as their interests may appear.  Any such process with respect to the agreement of the Final Working Capital Amount and the amount of the Working Capital Adjustment by the Company and Parent set forth in clauses (i) through (v) of this Section 4.6(b) may hereinafter be referred to as the “Working Capital Agreement Process”.

(vi)          In the event that, (A) due to the pendency of the Working Capital Agreement Process, the Company and Parent do not reach agreement on the Final Working Capital Amount and the amount of the Working Capital Adjustment, or the Arbiter Report is not delivered, in each case pursuant to the Working Capital Agreement Process, until after the 20th business day of the calendar month in which the Company and Parent mutually and reasonably expect the Closing Date to occur and (B) the Calculation subject to the  Working Capital Agreement Process was prepared by the Company as of the Second Prior Month-End (pursuant to and in accordance with the terms of Section 4.1(a) above), then, unless Parent shall agree in writing otherwise, the Company shall deliver or cause to be delivered to Parent a Calculation (the “Updated Calculation”), updated to as of the Prior Month End or as of such other month-end as would be required pursuant to Section 4.1(a) of this Agreement if the Closing Date was expected to occur then.  The Company shall deliver such Updated Calculation to Parent as soon as reasonably practicable, but in no event later than three business days after such 20th business day (the “Updated Calculation Deadline”).  Upon delivery by the Company to Parent of the Updated Calculation on or prior to the Updated Calculation Deadline and otherwise in accordance with the terms of this Section 4.6, the Working Capital Agreement Process shall be re-commenced from the date of delivery of such Updated Calculation, and otherwise in accordance with the terms of this Section 4.6.  The

Final Working Capital Amount and the Working Capital Adjustment shall not become conclusive and binding on the Company and Parent and the condition set forth in Section 7.1(g) shall not be deemed to be satisfied until the Final Working Capital Amount and the Working Capital Adjustment set forth in such Updated Calculation become conclusive and binding on the Company and Parent pursuant to the terms of this Section 4.6.

(c)           Working Capital Adjustment.  If the Final Working Capital Amount (mutually agreed to by Parent and the Company pursuant to the terms of clause (b) above or set forth in the Arbiter Report) is less than 90% of the “estimated working capital” amount set forth, for the relevant Calculation Month-End, in Section 4.6 of the Company Disclosure Letter (the “Estimated Working Capital Amount”), then the Aggregate Cash Consideration shall be reduced by the amount of the entire shortfall from the Estimated Working Capital Amount (plus one-half of the amounts of fees and expenses of the Arbiter, if any) (any such amount, the “Working Capital Shortfall”), in accordance with Section 4.1(a) of this Agreement.  If the Final Working Capital Amount (mutually agreed to by Parent and the Company pursuant to the terms of clause (b) above or set forth in the Arbiter Report) is greater than 110% of the Estimated Working Capital Amount, then the Aggregate Cash Consideration shall be increased by the amount of the entire excess over the Estimated Working Capital Amount (minus one-half of the amounts of fees and expenses of the Arbiter, if any) (any such amount, the “Working Capital Excess”) in accordance with Section 4.1(a) of this Agreement.  Any such reduction or increase in the Aggregate Cash Consideration may hereinafter be referred to as the “Working Capital Adjustment.”

ARTICLE V

Representations and Warranties

5.1           Representations and Warranties of the Company.  Except as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to Parent by the Company on or prior to entering into this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as set forth in this Section 5.1.  The mere inclusion of any item in the Company Disclosure Letter as an exception to a representation or warranty of the Company in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Company Material Adverse Effect or trigger any other materiality qualification.

(a)           Organization, Good Standing and Qualification.  Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect (as defined below) or reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.  The Company has made available to Parent a complete and correct copy of the Company Organizational Documents and the Subsidiary Organizational Documents, except as set forth in Section 5.1(a) of the Company Disclosure Letter.  The Company Organizational Documents and the Subsidiary Organizational Documents so delivered are in full force and effect.  Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of all Subsidiaries of the Company, and each jurisdiction where the Company and each of its Subsidiaries is organized and qualified to do business.

“Company Organizational Documents” means the certificate of incorporation and the by-laws of the Company.

“Subsidiary Organizational Documents” means (i) the certificate of incorporation, by-laws and rules of the Pacific Exchange, Inc. (“PCX”), (ii) the certificate of incorporation and by-laws of PCX Equities, Inc. (“PCX Equities”) and (iii) the certificates of incorporation, by-laws and similar organizational documents of all other Subsidiaries of the Company.

“Company Material Adverse Effect” means (a) a material adverse effect (i) on the business, properties, operations or results of operations, or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (ii) on regulation, market structure or conduct of the current business of the Company and PCX related to the trading of options (the “Company Options Business”), or (iii) on the regulation, market structure or conduct of the current business of the Company, PCX and PCX Equities related to the trading of equity securities (the “Company Equities Business”) or of the ArcaEx Business (as defined below), in each case specified in this clause (iii), resulting directly from the failure or inability of PCX to exercise its regulatory oversight functions in PCX’s capacity as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), or (iv) on the authority or ability of PCX to continue as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act), in a manner substantially consistent with how it is currently operating in such manner or (b) the prevention, limitation or restriction in any material respect of the Company from performing its obligations under this Agreement or consummating the Merger or any of the other transactions contemplated hereunder; provided, however, that any such effect resulting from any change (A) in economic, business or securities markets conditions generally, to the extent it does not disproportionately affect the Company or any of its Subsidiaries relative to the effect on other securities exchanges or other participants in the securities industry; (B) resulting directly from the announcement of the Merger or any other transactions contemplated by this Agreement; (C) resulting directly from any breach or default on the part of Parent or any of its Subsidiaries under the Facility Services Agreement (as defined in Section 6.6) or the Contribution Agreement, dated as of July 12, 2000, among Archipelago Holdings, L.L.C., PCX and PCX Equities (the “Contribution Agreement”); (D) resulting directly from any action or omission by the Company or any of its Subsidiaries that is required by this Agreement; or (E) resulting directly from (A) the expenses actually incurred by the Company or any Subsidiary of the Company in connection with this Agreement or the transactions contemplated hereby (including, without limitation, legal, investment banking, audit, board of directors and consulting fees) and (B) the estimated legal, investment banking, audit, board of directors and consulting expenses not actually incurred but reasonably expected to be incurred by the Company or any Subsidiary of the Company in connection with this Agreement or the transactions contemplated hereby, up to $2,000,000 in the aggregate for both cases, (provided that, for the avoidance of doubt, any expenses, actually incurred or reasonably expected to be incurred, in excess of $2 million in the aggregate, shall not be taken into account for purposes of this exception), shall not be considered when determining if a Company Material Adverse Effect has occurred.  Notwithstanding the foregoing qualifications set forth in clauses (A) through (E) above, the parties acknowledge and agree that the bankruptcy, insolvency, dissolution or any similar occurrence with respect to the Company or any of its Subsidiaries, or the commencement of an involuntary proceeding with respect to such bankruptcy, insolvency, dissolution or any similar occurrence with respect to the Company or any of its Subsidiaries that is not dismissed promptly with prejudice, shall be a Company Material Adverse Effect.

“ArcaEx Business” means operations of ArcaEx as a facility of PCX and PCX Equities related to the trading of equity securities or debt securities or any derivatives thereof (including, without limitation, securities convertible into or exchangeable for equity securities or debt securities or the value thereof), any securities with respect to which the amount of principal, interest, dividends or other amounts are based on the value of equity or debt securities or the value or level of an index of equity or debt securities, or any securities issued by any Person for the purpose of passing through to investors the total return on specified equity or debt securities or equity or debt securities included in a specified index or basket, in each case that are denominated in or that trade in U.S. dollars and which are cleared or settled through the Depository Trust and Clearing Corporation.

“Subsidiary” means, with respect to the Company, Parent or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries.

(b)           Capital Structure.  The authorized capital stock of the Company consists of 1,000,000 Shares, of which 560,630 Shares were outstanding and 10,000 Shares were held by the Company in treasury, as of the close of business on December 31, 2004, and 25,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Shares”), none of which were outstanding as of the close of business on December 31, 2004.  All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable.  The Company has no Shares or Preferred Shares reserved for issuance, except that, as of December 31, 2004, there were 81,000 Shares reserved for issuance pursuant to the Company Stock Plan.  Section 5.1(b) of the Company Disclosure Letter contains a correct and complete list of each outstanding Company Option, including the holder, date of grant, exercise price and number of Shares subject thereto and also contains a correct and complete list of each outstanding share of Company Restricted Stock, including the holder and the number of Shares of Restricted Stock held by each such holder.  Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned subsidiary of the Company, free and clear of any lien, pledge, security interest, claim or other encumbrance.  Except as set forth above, there are no preemptive or other outstanding rights, options, phantom equity, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter (“Voting Debt”).

(c)           Corporate Authority; Approval and Fairness.

(i)            The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby (including, without limitation, all actions by the Board of Directors of the Company set forth in clause (ii)(A) and (B) below, subject to approval of the SEC), subject only to the adoption and approval of this Agreement by the majority of holders of the outstanding Shares (the “Company Requisite Vote”).  This Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)           The Board of Directors of the Company: (A) has, unanimously by a vote of the directors voting, approved, adopted and declared advisable this Agreement and the Merger and the other transactions contemplated hereby; (B) has, unanimously by a vote of the directors voting, subject to the approval of the SEC, approved the Company Charter Amendment; and (C) has received the opinion of its financial advisors, Citigroup Global Markets Inc., to the effect that the consideration to be received by the holders of the Shares in the Merger is fair from a financial point of view, as of the date of such opinion, to such holders (other than Parent and its affiliates), a copy of which opinion has been delivered to Parent or will be delivered as soon as practicable after the date hereof.  It is agreed and understood that such opinion is for the benefit of the Company’s Board of Directors and may not be relied on by Parent or Merger Sub.  With respect to each of the vote set forth in clauses (A) and (B) of this Section 5.1(c)(ii), to the extent that any member of the Company’s Board of Directors was present at the meeting but did not participate in the vote, the name of such director or directors are set forth under the respective caption in Section 5.1(c) of the Company Disclosure Letter.

(iii)          The Board of Directors of PCX has determined that the Company Charter Amendment must be filed with and approved by the SEC before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder by the SEC or otherwise.

(d)           No Conflicts.

(i)            (A) Except as set forth in Section 5.1(d) of the Company Disclosure Letter, neither the execution and delivery by the Company of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract, or result in any change in the rights or obligations of any party under any Contract, to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their respective assets is bound, (B) nor, subject to the approval of the Company Charter Amendment by the SEC, will such execution and delivery, compliance, performance or consummation (x) result in any breach or violation of, or a default under, the provisions of the Company Organizational Documents or the Subsidiary Organizational Documents, or any Law applicable to it, or (y) to the best knowledge of the Company, subject Parent or any Subsidiaries of Parent, the Company, any Subsidiaries of the Company or any of their respective affiliates, to any claim of, or any liability or obligation with respect to, any OTP Holder, any ETP Holder or any Current Company Related Person (each as defined in Section 5.1(g)), or to any penalty or sanction, in the case of clauses (A) and (B) above, except for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that (other than with respect to clause (B)(x) above), individually or in the aggregate, have not had and are not reasonably expected to have, a Company Material Adverse Effect, or reasonably expected to materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement.  None of the material Contracts of the Company and its Subsidiaries require any consents or waivers of third parties prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth above).

(ii)           Except as set forth in Section 5.1(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after giving effect to the Merger, the Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

(e)           Governmental Approvals and Consents.  Other than (i) the filings and/or notices pursuant to Section 1.3, (ii) the approvals and consents to be obtained from the SEC, (iii) the filings and/or notices under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”), (iv) the filings, notices, approvals and/or consents to be obtained from all Self-Regulatory Organizations (as defined below) (if any) or the Options Price Reporting Authority (“OPRA”) (if any) and (v) other foreign approvals, state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by the Company or any of its Subsidiaries with, or obtained by the Company or any of its respective Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity, domestic or foreign, other than the Company or any of its Subsidiaries (“Governmental Entity”), Self-Regulatory Organization or OPRA in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby.

For purposes of this Agreement, “Self-Regulatory Organization” shall mean the NASD, the New York Stock Exchange, Inc. or any other U.S. or foreign commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, ECNs, insurance companies or agents, investment companies or investment advisers.

(f)            Registration of PCX as an Exchange.  PCX is registered as a national securities exchange under the Exchange Act and has in effect rules (i) in accordance with the provisions of the Exchange Act for the trading of securities listed or accepted for trading on PCX and (ii) with respect to all other matters for which rules are required under the Exchange Act.

(g)           Permit Holders.  As of the date of this Agreement, (i) each Person to whom the Company has issued an Options Trading Permit (each, an “OTP Holder”), (ii) each Person to whom PCX or PCX Equities has issued an Equity Trading Permit (each, an “ETP Holder”) and (iii) each approved Person and associated Person (collectively, the “Current Company Related Persons”) (each such term as defined in the rules of PCX or PCX Equities, as of the date hereof) (x) is in Good Standing (as defined below), and (y) to the best knowledge of the Company, there are no pending or threatened regulatory actions by PCX, PCX Equities, a Governmental Entity, a Self-Regulatory Organization or OPRA which are reasonably expected to adversely affect such Good Standing, nor has PCX, PCX Equities, a Governmental Entity, a Self-Regulatory Organization or OPRA indicated an intention to conduct the same (collectively, “Compliance Violations”), other than for such failures to be in Good Standing or Compliance Violations that, individually or in the aggregate, have not had or are not reasonably expected to have, a Company Material Adverse Effect, or are not reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

For the purposes of this Section 5.1(g), the term “Good Standing” means (A) with respect to an OTP Holder or an ETP Holder, that such OTP Holder or ETP Holder is properly registered with the SEC as a broker-dealer and with the PCX or PCX Equities, as appropriate, and their securities trading permits have not been cancelled, suspended, or otherwise terminated by the PCX or PCX Equities, as appropriate and (B) with respect to a Current Company Related Person, that such Persons as are registered with the PCX or PCX Equities, have not had their securities trading privileges cancelled, suspended, or otherwise terminated by the PCX or PCX Equities, as appropriate.

(h)           Company Reports; Financial Statements.

(i)            To the best knowledge of the Company, each of the Company and its Subsidiaries has made all filings required to be made with the SEC since January 1, 2002 (collectively, including any such reports filed subsequent to the date hereof, the “Company Reports”), none of the Company or any of its Subsidiaries has made or is or has been required to make any filing with any other Governmental Entity since January 1, 2002, other than Tax filings and other routine corporate filings and each of the Company and its Subsidiaries has made available to the Parent each schedule, report or other filing (including any amendments or supplements thereto) prepared by it since December 31,

2003 (the “Audit Date”), each in the form (including exhibits and any amendments or supplements thereto) filed with the SEC.  The Company has made available to Parent true and complete copies of each Company Report and each of the Company Reports so delivered (A) are, and any Company Reports filed with the SEC subsequent to the date hereof will be, in material compliance with all Laws and other requirements applicable to such Company Reports and (B) were, and any Company Reports filed with the SEC subsequent to the date hereof will be, timely made.  Neither the Company nor any of its Subsidiaries has received or is otherwise aware of any comments or inquiries from the SEC relating to any Company Report that, individually or in the aggregate, have had or is reasonably expected to have a Company Material Adverse Effect, or is reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger or any other transactions contemplated by this Agreement.  As of their respective dates (or if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact.  The Company has delivered to the Parent true and complete copies of (x) the audited consolidated financial statements of PCX for the fiscal year ended December 31, 2003, (y) the unaudited consolidated financial statements of PCX for the quarterly periods ended March 31, 2004 and June 30, 2004, and (z) the unaudited consolidated financial statements of the Company for the quarterly period ended September 30, 2004 (the “September 30, 2004 Company Financial Statements”) ((x), (y) and (z) collectively, the “Company Financial Statements”).  Each of the consolidated balance sheets included in the Company Financial Statements (including the related notes and schedules) fairly presents the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of income, retained earnings, and cash flows and of changes in financial position included in the Company Financial Statements (including any related notes and schedules) fairly presents the results of operations, retained earnings, stockholders’ equity, cash flows and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments, which will not be material in amount or effect), in each case in conformity with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(ii)           The consolidated accounts receivable and accounts payable of the Company, for the period following the Calculation Month-End, will have been paid, collected or accrued, as the case may be, in the ordinary and usual course of business consistent with past practice.

(i)            Absence of Certain Changes.  Except as disclosed in the Company Financial Statements, since the Audit Date the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change in the matters set forth in clause (a), or in the last sentence, of the definition of Company Material Adverse Effect set forth in Section 5.1(a)

of this Agreement, (ii) any other development or combination of developments, which, to the best knowledge of the Company, individually or in the aggregate, has had or is reasonably expected to have, a Company Material Adverse Effect or reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger or any other transactions contemplated by this Agreement; (iii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; (iv) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company, except for dividends or other distributions on its capital stock publicly announced prior to the date hereof and except as expressly permitted hereby; or (v) any change by the Company in accounting principles, practices or methods that is not required by GAAP.  Since the Audit Date, except as provided for herein or as disclosed in the Company Financial Statements, there has not been any increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers or key employees or any amendment of or other modification to any of the Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice and all such increases in compensation and all such present and future costs associated with all such amendments or modifications (A) have been fully reserved against in the Company Financial Statements or (B) are in accordance with the consolidated 2005 Operating Budget of the Company (the “Operating Budget”) attached to Section 5.1(i) of the Company Disclosure Letter.

(j)            Compliance.  Neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (a) any U.S. federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit (each, a “Law” and collectively “Laws”) of any Governmental Entity, Self-Regulatory Organization or OPRA or (b) any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect and are not reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger or any other transactions contemplated by this Agreement.  The Company and its Subsidiaries are in material compliance with all undertakings of the Company and its Subsidiaries in connection with the three most recent examinations of the Company or its Subsidiaries by the SEC (collectively, the “Pending Undertakings and Responses”).  Other than the Pending Undertakings and Responses, each of the Company and its Subsidiaries has completed all of its undertakings and provided complete responses to all inquiries and requests by the SEC and any other Governmental Entity in connection with any investigation or examination by the SEC or any other Governmental Entity, other than such failures to complete all undertakings and provide complete responses that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect and are not reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger or any other transactions contemplated by this Agreement.  Except as set forth in the Company Financial Statements, no investigation or review by any Governmental Entity, any Self-Regulatory Organization or OPRA with respect to the Company or any of its Subsidiaries is pending or, to the best knowledge of the Company, threatened, nor has any Governmental Entity, any Self-Regulatory Organization or OPRA indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect and are not reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger or any other transactions contemplated by this Agreement.  Except as set forth in the Company Financial Statements or as, individually or in the aggregate, is not reasonably expected to have a Company Material Adverse Effect and is not reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement, (x) no material change is required in the Company’s or any of its Subsidiaries’ processes, properties or procedures in connection with any Laws in effect on the date hereof or enacted as of the date hereof and scheduled to be effective after the date hereof, and (y) the Company has not received any notice or communication of any noncompliance with any Law.  Each of the Company and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, “Permits”) of all Governmental Entities, Self-Regulatory Organizations and OPRA necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect and is not reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(k)           Litigation and Liabilities.  Except as disclosed in the Company Financial Statements or as set forth in Section 5.1(k) of the Company Disclosure Letter, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the best knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective directors or officers or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the best knowledge of the Company, could result in any claims against, or obligations or liabilities of, the Company or any of its affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect or are not reasonably expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger or any other transactions contemplated by this Agreement.

(l)            Employee Benefits.

(i)            All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Benefit Plans”) are listed in Section 5.1(l) of the Company Disclosure Letter, and each Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service (“IRS”) National Office, including any master or prototype plan, has been separately identified.  True and complete copies of all Benefit Plans listed in Section 5.1(l) of the Company Disclosure Letter, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Benefit Plans, and all amendments thereto, have been provided or made available to Parent.

(ii)           All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) are in substantial compliance with ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), to the extent applicable, and other applicable Laws.  Each Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS covering all Tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualification of any such Plan under Section 401(a) of the Code.  Any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under a Benefit Plan has (A) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (B) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and the Company is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code.  Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the Taxable (as defined in Section 5.1(m)) period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which, individually or in the aggregate, has had, or is reasonably expected to have, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA, any of which, individually or in the aggregate, has had, or is reasonably expected to have, a Company Material Adverse Effect.

(iii)          No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”).  The Company and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).  No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transaction contemplated by this Agreement.  No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code.

(iv)          All contributions required to be made under each Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the Company Financial Statements.  Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver.  Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year.  It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Code will be increased by application of Section 412(l) of the Code.  Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v)           Under each Pension Plan which is a single-employer plan, as of the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan.

(vi)          As of the date hereof, there is no pending or, to the best knowledge of the Company, threatened, litigation relating to the Benefit Plans that, individually or in the aggregate, has had, or is reasonably expected to have, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan or collective bargaining agreement.  The Company or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(vii)         Except as disclosed in Section 5.1(l) of the Company Disclosure Letter, there has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.  Except as disclosed in Section 5.1(l) of the Company Disclosure Letter, neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in  any other material obligation pursuant to, any of the Benefit Plans, (C) limit or restrict the right of the Company or, after the consummation of the Merger or any other transactions contemplated hereby, Parent to merge, amend or terminate any of the Benefit Plans or (D) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(m)          Taxes.  With respect to the Company and each of its Subsidiaries, and any consolidated, combined or unitary group for Tax purposes of which the Company or any of its Subsidiaries is, or has been, a member:

(i)            All Tax Returns that are required to be filed have been timely filed (taking into account any extension of time within which to file) in all jurisdictions in which the filing of such Tax Returns is required and all such Tax Returns are true and complete in all material respects;

(ii)           All Taxes (as defined below) have been timely paid that are shown as due on such filed Tax Returns or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any Employee, creditor or third party, except with respect to matters contested in good faith;

(iii)          Except as disclosed in Section 5.1(m) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(iv)          The Company has made available to Parent true and correct copies of the U.S. federal income Tax Returns (along with any work papers prepared in connection with such Tax Returns sufficient to substantiate any positions taken and elections made) filed by the Company and its Subsidiaries for each Taxable year ending in the calendar years 2003, 2002 and 2001;

(v)           Except as disclosed in Section 5.1(m) of the Company Disclosure Letter, all Taxes due and payable by the Company or any of its Subsidiaries have been adequately provided for in the financial statements of the Company and its Subsidiaries for all periods ending through the date hereof (including, without limitation, the Company Financial Statements).  No material deficiency with respect to any Tax has been proposed, asserted or assessed against the Company or any of its Subsidiaries that has not been timely or fully resolved in favor of the relevant taxpayer.

(vi)          The U.S. federal income Tax Returns of the Company and each of its Subsidiaries for the tax year 2000 have been examined by the IRS and an IRS no-change letter was issued.  The statute of limitations for the U.S. federal income Tax for all other years prior to and through 2000 have expired and such years are closed.

(vii)         No claim that could give rise to any Tax has been made within the previous five years by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Taxation in that jurisdiction.

(viii)        Except as disclosed in Section 5.1(m) of the Company Disclosure Letter, no private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to the Company or any of its Subsidiaries.

(ix)           None of the Company or any of its Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in Taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code (or similar provision of state, local or foreign Law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing Date.

(x)            None of the Company or any Subsidiary has engaged in any transactions that is the same as, or substantially similar to, transactions which is a “reportable transaction” for purposes of § 1.6011-4(b) (including without limitation any transaction which the IRS has determined to be a “listed transaction” for purposes of § 1.6011-4(b)(2)).

(xi)           None of the Company or any Subsidiary has engaged in a transaction of which it made disclosure to any Taxing Authority to avoid penalties.

(xii)          Each of the Company and its Subsidiaries has timely filed Tax Returns in all states in which the filing of such Tax Returns is required.

(xiii)         None of the Company or any Subsidiary has participated in a “tax amnesty” or similar program offered by any Tax Authority to avoid the assessment of penalties or other additions to Tax.

(xiv)        Neither the execution of this Agreement nor the consummation of the Merger or any other transactions contemplated by this Agreement, either alone or in conjunction with any other event, will result in any payment under any compensation plans or otherwise which alone or together with all other payments would constitute a “parachute payment” to any “disqualified individual” as those terms are defined in Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(xv)         None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period ending after the Closing Date as a result of intercompany transactions that occurred prior to the Closing Date or any excess loss account described in Treasury Regulations under Code §1502 or any corresponding or similar provision of state, local or foreign income Tax Law.

(xvi)        Any unpaid Taxes of the Company and its Subsidiaries did not, as of September 30, 2004, exceed the reserve for tax liability set forth on the face of the September 30, 2004 Company Financial Statements and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their tax returns.

As used in this Agreement, (i) the term “Tax” (including the plural form “Taxes” and, with correlative meaning, the terms “Taxable” and “Taxation”) includes all U.S. federal, state, local and foreign income, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with a Tax Authority relating to Taxes, and (iii) the term “Tax Authority” includes any Governmental Entity responsible for the assessment, collection or enforcement of Laws relating to Taxes (including, without limitation, the IRS and any similar state or local revenue agency).

(n)           Labor Matters.  Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the best knowledge of the Company, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(o)           Insurance.  All insurance policies maintained by the Company and its Subsidiaries are with reputable insurance carriers, provide coverage for those risks reasonably foreseeable with respect to the business of the Company and its Subsidiaries, and their respective properties and assets as is customary for companies conducting the business conducted by the Company and its Subsidiaries during such time period, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and are sufficient for compliance with all Laws currently applicable to the Company and its Subsidiaries.  None of the Company or any of its Subsidiary has received any notice of cancellation or termination with respect to any insurance policy of the Company or its Subsidiary.  The insurance policies of the Company and its Subsidiaries are valid and enforceable policies in all respects.  No claims have been made under the Company’s directors’ and officers’ liability insurance policies since December 31, 2001, and, as of the date of the this Agreement, except as set forth in Section 5.1(o) of the Company Disclosure Letter, no such claims are pending.

(p)           Intellectual Property.

(i)            Section 5.1(p) of the Company Disclosure Letter sets forth a list and description of (A) all registrations and applications for Intellectual Property and all other Intellectual Property (other than trade secrets or confidential information) which are owned by or are material to the operation of, or is necessary for, the business of the Company as currently conducted (the “Company Business”), including, without limitation, the Company Options Business and the Company Equities Business (the “Company Intellectual Property”), and (B) all material Contracts under which the Company or any of its Subsidiaries licenses or otherwise permits another Person, or is licensed or otherwise permitted by another Person, to use any Company Intellectual Property, other than license agreements accompanying widely available computer software programs that purport to bind the purchaser of such programs.  For the purposes of this Agreement, “Intellectual Property” means all patents, patent applications, registered and unregistered  trademarks and service marks, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights, trade secrets, computer software programs, know-how and all other intellectual property rights; provided that, when Intellectual Property refers to the property of a third Person, all references to registrations for such property shall mean registrations made on or prior to the date hereof.

(ii)           The Company and/or at least one of its Subsidiaries owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all of the Company Intellectual Property.  To the best knowledge of the Company, the Company is not aware of any facts which would lead it to believe that the Company

Intellectual Property is not valid and subsisting.  The Company’s and/or its Subsidiaries’ ownership of and right to use the Company Intellectual Property is free and clear of any lien, pledge, security interest or other encumbrance and, to the best knowledge of the Company, except as set forth in Section 5.1(p) of the Company Disclosure Letter, no other Person has the right to use any of the Company Intellectual Property which is owned by or licensed exclusively to the Company or one of its Subsidiaries.

(iii)          The execution, delivery and performance of this Agreement will not cause a violation or trigger a termination, payment or amendment right in any material respect of any license, sublicense, or other Contract relating to the Company Intellectual Property to which the Company or any of its Subsidiaries is a party or pursuant to which the Company or any of its Subsidiaries is authorized to use another Person’s Intellectual Property.

(iv)          Except as set forth in Section 5.1(p) of the Company Disclosure Letter, no claims with respect to the Company Intellectual Property are currently pending and, to the best knowledge of the Company, no such claims have been threatened and, to the best knowledge of the Company, there are no valid grounds for any bona fide claims (A) to the effect that the use, sale or licensing of any product or services, as now used, sold or licensed in the Company Business, infringes or otherwise violates the Intellectual Property of any other Person, (B) against the use by the Company or any of its Subsidiaries of any Company Intellectual Property, (C) challenging the ownership, registerability, enforceability or validity of the Company Intellectual Property, (D) challenging the license or legally enforceable right of the Company or any of its Subsidiaries or their respective licensees to use the Company Intellectual Property or (E) that the Company or any of its Subsidiaries is, or was at any time since November 1, 2001,  infringing or otherwise violating the Intellectual Property rights of any other Person, in the case of clauses (A) through (E), other than claims that, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect.  To the best knowledge of the Company, notwithstanding anything set forth in Section 5.1(p)(iv) of the Company Disclosure Letter, no unsolicited requests or invitations to license patents, which contain any claim or suggestion of infringement or other violation of Intellectual Property of any other Person, have been received by any of the chief executive officer, the chief technology officer or general counsel of the Company from any Person at any time from November 1, 2001 to the date of this Agreement.

(v)           Except as set forth in Section 5.1(p) of the Company Disclosure Letter, to the best knowledge of the Company, there is no unauthorized use, infringement or misappropriation and other violation of the Company Intellectual Property by any Person, including any Employee of the Company or any of its Subsidiaries.

(vi)          The Company and its Subsidiaries have taken all reasonable steps in accordance with normal industry practice to maintain the confidentiality of the trade secrets and other non-public information owned by the Company or its Subsidiaries, or received from third Persons which the Company or its Subsidiaries is obligated to treat as confidential.  None of the Company Intellectual Property, the value of which to the Company or its Subsidiaries is contingent upon maintaining the confidentiality thereof, has been disclosed by the Company or its Subsidiaries, other than pursuant to valid and binding written confidentiality agreements.

(vii)         To the best knowledge of the Company, the IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by the Company and its Subsidiaries in connection with the Company Business, and, except as disclosed in the documents set forth in Section 5.1(p) of the Company Disclosure Letter (true and complete copies of which documents have been made available to Parent), have not malfunctioned or failed since November 1, 2003.  Each of the Company and its Subsidiaries has implemented the backup and disaster recovery measures described in
Section 5.1(p) of the Company Disclosure Letter.  To the best knowledge of the Company, except as set forth in Section 5.1(p) of the Company Disclosure Letter, none of the IT Assets owned by the Company or its Subsidiaries contains any shareware, open source code, or other software whose use requires disclosure or licensing of Intellectual Property.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the Company Business.

(q)           Rules; Registration as an Exchange; Other PCX Matters.

(i)            The Company has delivered or made available to Parent true and complete copies of the rules of PCX and the Company Options Business which are currently in effect and any pending applications with respect thereto.

(ii)           PCX is registered as a national securities exchange and as a self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act) and has in effect rules (A) in accordance with the provisions of the Exchange Act for the trading of all securities listed or accepted for trading on PCX, and (B) with respect to all other matters for which rules are required under the Exchange Act

(iii)          No amendments, or waivers, of rules of PCX are, or at the Effective Time will be required to cause the shares of Parent Common Stock to be issued in the Merger pursuant to Article IV of this Agreement to be approved for listing on PCX for trading on ArcaEx.

(r)            Statutes.

(i)            No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each a “Takeover Statute”) or, except as set forth in Section 5.1(r) of the Company Disclosure Letter, any anti-takeover provision in any Company Organizational Document or any Subsidiary Organizational Document is, or at the Effective Time will be, applicable to the Shares, the Merger or any other transactions contemplated by this Agreement.

(ii)           No provision of the California General Corporation Law relating to appraisal, dissenters’ or similar rights is, and at the Effective Time will be, applicable to the Shares, the Merger or any other transactions contemplated by this Agreement.

(s)           Brokers and Finders.  None of the Company, its Subsidiaries or any of their officers, directors or Employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed Citigroup Global Markets Inc. as its financial advisor, the arrangements with which have been disclosed to Parent prior to the date hereof.

(t)            Due Diligence.  To the best knowledge of the Company, except as set forth in Section 5.1(t) of the Company Disclosure Letter, the Company has made available to Parent or its Representatives (as defined in Section 6.6) all material documents and other information in the possession of, or otherwise known to, the Company or any of its Subsidiaries, responsive to such written due diligence request lists as are set forth in Section 5.1(t) of the Company Disclosure Letter.  Each of the documents and other information so made available by the Company to Parent or any of its Representatives was a true and complete copy of the document or information that such document or information purported to represent.

5.2           Representations and Warranties of Parent and Merger Sub.  Except as set forth in the corresponding sections and subsections of this disclosure letter dated as of the date hereof, delivered to the Company by Parent on or prior to entering into this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub each hereby represent and warrant to the Company that the mere inclusion of any item in the Parent Disclosure Letter as an exception to a representation or warranty of Parent or Merger Sub in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Parent Material Adverse Effect or trigger any other materiality qualification.

(a)           Due Formation and Qualification.  Each of Parent and Merger Sub is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where failure to be so organized, qualified or in good standing, or to have such power or authority, that, when taken together with all other such failures, individually or in the aggregate, had not had and is not reasonably expected, (a) to have a material adverse effect on the business, properties, operations or results of operations, or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole, or (b) the prevention, limitation or restriction in any material respect of Parent from performing its obligations under this Agreement or consummating the Merger or any other transactions contemplated hereunder (any such material adverse effect, prevention, limitation or restriction, a “Parent Material Adverse Effect”); provided, however, that any such effect resulting from any change:  (A) in economic, business or securities markets conditions generally, to the extent it does not disproportionately affect the Parent or any of its Subsidiaries relative to the effect on other securities exchanges or other participants in the securities industry; (B) resulting directly from the announcement of the Merger or any other transactions contemplated by this Agreement; (C) resulting directly from any breach or default on the part of the Company or any of its Subsidiaries under the Facilities Services Agreement or the Contribution Agreement; or (D) resulting directly from any action or omission by Parent or any of its Subsidiaries that is required by this Agreement, shall not be considered when determining if a Parent Material Adverse Effect has occurred.

(b)           Capitalization of Merger Sub.  The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub.  Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(c)           Capital Structure of Parent.  The authorized capital stock of Parent consists of 165,000,000 shares of Parent Common Stock, of which 47,139,031 shares were outstanding as of the close of business on January 3, 2005, and 35,000,000 shares of Preferred Stock par value $0.01 per share (the “Parent Preferred Shares”), none of which was outstanding as of the close of business on January 3, 2005.  All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable.  Parent has no Parent Common Stock or Parent Preferred Shares reserved for issuance, except that, as of January 3, 2005, there were 4,221,834 shares of Parent Common Stock reserved for issuance pursuant to the Parent Stock Plans.  Each of the outstanding shares of capital stock or other equity interests of each of Parent’s

Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by a direct or indirect wholly owned subsidiary of Parent, free and clear of any lien, pledge, security interest, claim or other encumbrance.  Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligation evidencing such rights are authorized, issued or outstanding.  Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

“Parent Stock Plans” means (i) Archipelago Holdings, L.L.C. 2000 Long-Term Incentive Plan, (ii) Archipelago Holdings, L.L.C. 2003 Long-Term Incentive Plan, (iii) Archipelago Holdings 2004 Stock Incentive Plan, and (iv) Archipelago Holdings Employee Stock Purchase Plan.

(d)           Corporate Authority.

(i)            Subject to any conditions imposed by the SEC, no vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby.  Each of the Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated by this Agreement.  This Agreement is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception.

(ii)           Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock required to be issued pursuant to Article IV.  The Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof.  The Parent Common Stock, when issued, will be registered under the Securities Act and Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” laws.

(e)           No Conflicts.  (i) Neither the execution and delivery by Parent and Merger Sub of this Agreement, the compliance by Parent and Merger Sub with all of the provisions of and the performance by Parent and Merger Sub of their respective obligations under this Agreement, nor the consummation of the Merger or the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract, or result in any change in the rights or obligations of any party under any Contract, to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective assets is bound, (ii) nor will such execution and delivery, compliance, performance or consummation (A) result in any breach or violation of, or a default under, the provisions of the certificate of incorporation and by-laws of Parent or Merger Sub, or any Law applicable to it, or to the best knowledge of Parent, subject Parent or any Subsidiaries of Parent, the Company or any Subsidiaries of the Company, or any of their respective Affiliates, to any claim of, or any liability or obligation with respect to, any OTP Holder, any ETP Holder or any Current Company Related Person, or to any penalty or sanction, in the case of clauses (i) and (ii) above, except for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that (other than with respect to clause (ii)(A) above), individually or in the aggregate, have not had and are not reasonably expected to have, a Parent Material Adverse Effect, or reasonably expected to materially delay or materially impair the ability of the Parent to consummate the Merger or the other transactions contemplated by this Agreement.

(f)            Governmental Approvals and Consents.  Other than (i) the filings and/or notices pursuant to Section 1.3, (ii) the approvals and consents to be obtained from the SEC, (iii) the filings and/or notices under the HSR Act, the Exchange Act and the Securities Act, (iv) the filings, notices, approvals and/or consents to be obtained from all Self-Regulatory Organizations (if any) or OPRA (if any) and (v) other foreign approvals, state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Parent or any of the Subsidiaries of Parent with, or obtained by Parent or any of the Subsidiaries of Parent from, any Governmental Entity, Self-Regulatory Organization or OPRA in connection with the execution and delivery by the Parent and the Merger Sub of this Agreement, the performance by the Parent and the Merger Sub of their obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby.

(g)           Parent Reports; Financial Statements.

(i)            Parent has delivered to the Company the final amendment of each registration statement, and each report, proxy statement or information statement prepared by it since December 31, 2003, including Parent’s Quarterly Report on Form 10-Q for the period ended September 30, 2004, in the form (including exhibits, annexes and any amendments thereto) filed with the SEC (collectively, including any such reports filed subsequent to the date hereof, the “Parent Reports”).  Each of the Parent Reports are true and complete, were timely made and comply with all applicable

Laws in all material respects.  As of their respective dates (or if amended, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents, or will fairly present, the consolidated financial position of Parent and its Subsidiaries as of its date and each of the consolidated statements of income and of changes in financial position included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or will fairly present, the results of operations, retained earnings and changes in financial position, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(ii)           Parent is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and (B) the applicable listing and corporate governance rules and regulations of PCX and PCX Equities.  Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.

(iii)          Parent (A) has designed disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (x) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Parent’s ability to record, process, summarize and report financial data and has identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

(h)           Compliance.  Neither Parent nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Law or (ii) any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Parent Material Adverse Effect and are not reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or any other transactions contemplated by this Agreement.  No investigation or review by any Governmental Entity or any Self-

Regulatory Organization with respect to Parent or any of its Subsidiaries is pending or, to the best knowledge of Parent, threatened, nor has any Governmental Entity or any Self-Regulatory Organization indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have a Parent Material Adverse Effect and are not reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or any other transactions contemplated by this Agreement.

(i)            Litigation.  Except as disclosed in the Parent Reports filed prior to the date hereof or set forth in Section 5.2(i) of the Parent Disclosure Letter, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the best knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective directors or officers, except for those that, individually or in the aggregate, have not had and are not reasonably likely to have a Parent Material Adverse Effect or reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or any other transactions contemplated by this Agreement.

(j)            Available Funds.  Parent has, and at the Effective Time will have, available to it all funds necessary to satisfy all of its obligations hereunder and in connection with the Merger and the other transactions contemplated by this Agreement.

(k)           Brokers and Finders.  Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed Goldman Sachs & Co. as its financial advisor, the arrangements with which have been disclosed in writing to the Company prior to the date hereof.

(l)            Statutory Disqualification.  None of (i) Parent, Merger Sub or any of their respective Subsidiaries or (ii) to the best knowledge of Parent, except as set forth in Section 5.2(l) of the Parent Disclosure Letter, any of their respective Related Persons (as defined in Article Nine of the certificate of incorporation of the Company) is subject to any “statutory disqualification” (within the meaning of Section 3(a)(39) of the Exchange Act).

ARTICLE VI

Covenants

6.1           Interim Operations.

(a)           The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld, conditioned or delayed, and except as otherwise expressly contemplated by this Agreement):

(i)            the business of it and its Subsidiaries shall be conducted in accordance with the Operating Budget, taken as a whole, and, to the extent consistent therewith, in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective best efforts to preserve its business organization intact and maintain its existing relations and goodwill with all Governmental Entities (including, without limitation, the SEC), ETP Holders, OTP Holders, Current Company Related Persons, customers, suppliers, distributors, creditors, lessors, permit holders, Employees and business associates;

(ii)           it shall not (A) issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries or any of the shares of Parent Common Stock by the Company or any of its direct or indirect subsidiaries; (B) except as set forth in Section 5.1(c)(ii) of this Agreement, amend its certificate of incorporation or by-laws; (C) split, combine or reclassify its outstanding shares of capital stock; (D) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its direct or indirect wholly owned Subsidiaries; or (E) repurchase, redeem or otherwise acquire, except in connection with the Stock Plan, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(iii)          neither it nor any of its Subsidiaries shall (A) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any Voting Debt or any other property or assets other than Shares issuable pursuant to options and other stock-based awards outstanding on the date hereof under the Stock Plan); (B) other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its Subsidiaries) or incur or modify any material indebtedness or other liability; or (C) acquire any shares of Parent Common Stock;

(iv)          neither it nor any of its Subsidiaries shall (A) terminate, establish, adopt or enter into any Benefit Plans, except as required under applicable Law, (B) make any new grants or awards under any Benefit Plans, except that the Company may reissue such Company Options and Company Restricted Stock which was issued and outstanding as of the date of this Agreement and which are subsequently cancelled prior to the Effective Time, in each case pursuant to the terms and conditions of the applicable Benefit Plan; or (C) or amend or otherwise modify any Benefit Plan or increase the salary, wage, bonus or other compensation of any employees, except in accordance with ordinary and usual course of business consistent with past practice and to the extent all such increases and all such present or future costs associated with such amendments or modifications (x) have been fully reserved against in the Company Financial Statements or (y) are in accordance with the Operating Budget;

(v)           except in the ordinary and usual course of business consistent with past practice or as fully reserved in the Operating Budget, neither it nor any of its Subsidiaries shall settle or compromise any material claims or litigation or modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;

(vi)          neither it nor any of its Subsidiaries shall make any Tax election or permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

(vii)         it shall and shall cause its Subsidiaries to, (i) timely make all filings with the SEC and any other Governmental Entity required to maintain PCX’s status as a national securities exchange and as a self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act) and to keep it and all of its Subsidiaries in compliance in all material respects with all Laws, (ii) keep PCX Equities and all of its Subsidiaries in compliance in all material respects with all Laws and PCX rules and (iii) cause PCX and its Subsidiaries to fulfill, in all material respects, its regulatory oversight functions over the ArcaEx Business in PCX’s capacity as a national securities exchange and self-regulatory organization (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act);

(viii)        neither it nor any of its Subsidiaries (A) shall permit any change in its credit practices or accounting principles, policies or practice (including, without limitation, any of its practices with respect to accounts receivable or accounts payable), except to the extent that any such changes in accounting principles, policies or practices shall be required by changes in GAAP and (B) shall pay, collect or accrue, as the case may be, the consolidated accounts receivable and accounts payable of the Company, for the period following the Calculation Month-End, other than in the ordinary and usual course of business consistent with past practice;

(ix)           neither it nor any of its Subsidiaries shall take any actions that, if taken prior to the date hereof, would constitute or result in a breach of Section 5.1(i);

(x)            neither it nor any of its Subsidiaries shall take any action or omit to take any action that would cause any of its representations and warranties herein to become untrue in any material respect at any time; and

(xi)           neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing.

(b)           If the Closing Date shall not have occurred by March 31, 2005, and the Company shall thereafter determine that additional funding is necessary in order for it to maintain a positive cash balance, Parent, within five business days of any written request therefor from the Company, will advance to the Company by wire transfer of immediately available funds to a bank account designated by the Company, the requested amount to support the Company and its Subsidiaries operations; provided that the aggregate amount of such advances outstanding at any time (after giving effect to all outstanding requests therefor from the Company) shall not be required to exceed $10,000,000, unless Parent shall consent in writing to a larger amount.  Such advances may be repaid at any time at the option of the Company.  Such advances:  (i) for the avoidance of doubt, shall constitute a “Total Adjusted Liability” of the Company for purposes of the Calculation and the Final Working Capital Amount and for any other purpose required by GAAP or applicable Law, until repaid in accordance with the terms of this Agreement and the terms of any other customary evidence of indebtedness Parent may request that the Company and any of its Subsidiaries execute and deliver to it as a condition to Parent making such advances (which the Company shall, and shall cause its Subsidiaries to, execute and deliver to Parent prior to Parent becoming obligated to make any such advances pursuant to the terms of this Agreement); and (ii) shall not bear interest, and unless repaid by the Company, shall remain outstanding for so long as this Agreement shall remain in effect and the Effective Time shall not have occurred.  If this Agreement is terminated and the Effective Time shall not have occurred, such advances shall bear interest and be repaid in accordance with Section 8.5(a) of this Agreement.

(c)           Except for any resignation, retirements, dismissals or reductions in-force announced by the Company prior to the date hereof, in the event that the Company shall implement any reductions in-force prior to the Effective Time, Parent shall, on demand, reimburse the Company for any severance costs associated therewith; provided that the Company shall provide Parent reasonable prior notice of, and Parent shall have the right to veto, any such reductions.

6.2           Acquisition Proposals.  The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries’ employees, agents and Representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, initiate, solicit or encourage any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or 15% or more of the assets of it and its Subsidiaries, taken as a whole, or 15% or more of the outstanding equity securities of it or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”).  The Company further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (i) complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal; and (ii) at any time prior, but not after, this Agreement is submitted for a vote at the Stockholders Meeting (as defined in Section 6.4), (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the Person so requesting such information an executed confidentiality agreement on terms not less favorable to the Company than those contained in the Confidentiality Agreement (as defined in Section 9.7); (B) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (C) recommending such an Acquisition Proposal to the stockholders of the Company, if and only to the extent that, (x) in each such case referred to in clause (A), (B) or (C) above, the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable Law and (y) in each case referred to in clause (B) or (C) above, the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a “Superior Proposal”).  The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.  The Company agrees that it will take the necessary steps to inform, by no later than the two business days following the date of the Agreement, each of its, and its Subsidiaries’, officers, directors, investment bankers and attorneys, of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement.  The Company agrees that it will notify Parent within two business days if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its Representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep Parent informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such discussions or negotiations.  The Company also agrees that it will promptly request each Person that has executed a confidentiality agreement since January 1, 2002, in connection with its consideration of acquiring it or any of its Subsidiaries to return all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

6.3           Information Supplied.

(a)           Parent and the Company shall promptly prepare and file with the SEC the Prospectus/Proxy Statement (as defined below), and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the proxy statement and prospectus (the “Prospectus/ Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”) as promptly as practicable.  Parent and the Company each shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/Proxy Statement to the stockholders of the Company.  Parent shall also use its reasonable best efforts to satisfy prior to the effective date of the S-4 Registration Statement all necessary state securities law or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated by this Agreement, and will pay all expenses incident thereto.

(b)           The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information, supplied or to be supplied by it or its Subsidiaries and solely to the extent that such information pertains to it, its Subsidiaries, affiliates, directors, officers or stockholders, for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Company’s stockholders and at the time of the meeting of the stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Parent will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

6.4           Stockholders Meeting.  The Company will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective and the SEC shall have approved the Company Charter Amendment, but in no event more than 45 calendar days after the later of the date (i) the S-4 Registration Statement is declared effective and (ii) the SEC shall have approved the Company Charter Amendment, to consider and vote upon the adoption and approval of this Agreement.  Unless otherwise required by fiduciary obligations under applicable Law, the Company’s board of directors shall recommend such adoption or approval, as the case may be, and shall make all reasonable best efforts to solicit such adoption and approval.

6.5           Filings; Other Actions; Notification.

(a)           The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement (including, without limitation, the Company Charter Amendment or such alternative amendments to the Charter or alternative changes to market or regulatory structure as may be required to consummate and make effective the Merger) as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other Permits (including, without limitation, any filings under the HSR Act and all approvals and consents to be obtained from the SEC) necessary or advisable to be obtained from any third party and/or any Governmental Entity, Self-Regulatory Organization (if any) or OPRA (if any) in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.5 shall require, or be construed to require, Parent, to proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, the Company or any of their respective Subsidiaries or affiliates (or to consent to any sale, or agreement to sell, by the Company of any of its assets or businesses) or to agree to any material changes or restriction in the market or regulatory structure, of Parent, the Company or any of their respective Subsidiaries or affiliates or in any of their respective operations of any such assets or businesses.  Unless otherwise required by fiduciary obligations under applicable Law, the Company’s board of directors shall consider and make such determination with respect to Parent, its Related Persons and the Persons of which Parent and its Related Persons are Related Persons, as required by any Governmental Entity, Self-Regulatory Organization or OPRA (if applicable) whose consent is required for the consummation of the Merger.  The Company and its board of directors and Parent and its board of directors shall use their respective reasonable best efforts to provide such information to the SEC as is required with respect to the consideration by the SEC of the Company Charter Amendment or such alternative amendments to the Charter or alternative changes to market or regulatory structure as may be required to consummate and make effective the Merger.

(b)           If, (i) as a condition to granting its approval, any Governmental Entity, Self-Regulatory Organization (if applicable) or OPRA (if applicable) whose approval is required for consummation of the Merger requires Parent to proffer to, or agree to, sell or hold separate and agree to sell, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, the Company or any of their respective Subsidiaries or affiliates (or to consent to any sale, or agreement to sell, by the Company of any of its assets or businesses) or to agree to any material changes or restriction in the market or regulatory structure, of Parent, the Company or any of their respective Subsidiaries or affiliates or in any of their respective operations of any such assets or businesses, and Parent elects not to accept such condition or (ii) if Parent otherwise does not agree to any other condition requested by such Person (such actions by Parent set forth in clauses (i) and (ii), “Parent’s Election Not to Accept Regulatory Conditions”), and such Person denies its approval directly as a result of such refusal on the part of Parent, and such denial becomes final, for the avoidance of doubt, Parent would be entitled to exercise its right to terminate this Agreement pursuant to the terms of Section 8.2(iii) of this Agreement, and Parent would be entitled to terminate this Agreement pursuant to the terms of Section 8.4(iv) of this Agreement.  If this Agreement is so terminated, in each case and for the avoidance of doubt, the Company shall be entitled to reimbursement by Parent of the Company’s actual out-of-pocket documented charges and expenses incurred by the Company in connection with the Agreement and the transactions contemplated by this Agreement pursuant to the terms of Section 8.5(b)(1) of this Agreement.

(c)           Subject to applicable Laws relating to the sharing of information, Parent and the Company shall have the right to review in advance, and to the extent practicable, each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity, Self-Regulatory Organization (if applicable) or OPRA (if applicable), in connection with the Merger and the other transactions contemplated by this Agreement (including the Prospectus/Proxy Statement).  In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

(d)           The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity, Self-Regulatory Organization (if applicable) or OPRA (if applicable), in connection with the Merger and the other transactions contemplated by this Agreement.

(e)           Subject to applicable Law and the instructions of any Governmental Entity, Self-Regulatory Organization (if applicable) or OPRA (if applicable), the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity, Self-Regulatory Organization (if applicable) or OPRA (if applicable), with respect to such transactions.  The Company and Parent each shall give prompt notice to the other of any change that is reasonably expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively.

(f)            In the event that in connection with obtaining a Governmental Consent (as defined in Section 7.1(c)), Parent determines that a matter needs to be approved by the holders of Parent Common Stock, Parent will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Parent Common Stock as promptly as practicable to consider and vote upon the matters subject to such approval.  Unless otherwise required by fiduciary obligations under applicable Law, the Company’s Board of Directors shall recommend such approval, as the case may be, and shall make all reasonable best efforts to solicit such approval.

(g)           If, as a condition to granting its approval of the transactions contemplated by this Agreement, the SEC shall require that the Board of Directors of the Company shall make any of the determinations set forth in paragraphs 1(b) or (c) of Article Nine of the Company’s certificate of incorporation or to adopt any amendments to the Company Organizational Documents, the parties hereto shall promptly and in good faith cooperate in all reasonable respects, including the furnishing by Parent to the Company of all necessary information concerning Parent and its Related Persons (as defined in Article Nine of the Company’s certificate of incorporation) as may be necessary in order to enable the Board of Directors of the Company to be in a position to decide whether it can, consistent with its fiduciary duties, make such determinations and adopt such amendments to the Company Organizational Documents.

6.6           Access.  Subject to applicable Law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable Law, the Company and Parent each shall (and shall cause its Subsidiaries to) afford the other’s officers, employees, counsel, accountants, consultants and other authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub; and provided, further, that the foregoing shall not require the Company or Parent (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or Parent, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company or Parent, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or Parent, as the case may be, or any of its Subsidiaries.  Nothing in this Agreement shall be deemed to impair or limit the right of PCX, in connection with its SRO functions, to access the properties, books, contracts and records of ArcaEx as required by the provisions of SEC Order No. 34-44983 (October 25, 2001).  All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of the Company or Parent, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party.  All such information shall be governed by the terms of the Confidentiality Agreement.  Any rights or obligations set forth in this Section 6.6 shall be in addition to the terms of Section 4.13 and other terms of the Amended and Restated Facility Services Agreement, dated as of March 22, 2002, among Archipelago Holdings, L.L.C., PCX and PCX Equities (the “Facility Services Agreement”), which, for the avoidance of doubt, shall continue in full force and effect pursuant to the terms thereof.

6.7           Affiliates.  Section 6.7 of the Company Disclosure Letter contains a list of those Persons who, as of the date of this Agreement, may be deemed to be “affiliates” of the Company within the meaning of Rule 145 under the Securities Act.  Prior to the date of the Stockholders Meeting, the Company shall update Section 6.7 of the Company Disclosure Letter to add to such list the names of any other Person subsequently identified by the Company as a Person who may be deemed to be such an affiliate of the Company.  The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list.  The Company shall exercise its reasonable efforts to deliver or cause to be delivered to Parent, prior to the date of the Stockholders Meeting, from each Person identified in Section 6.7 of the Company Disclosure Letter (as the same may be supplemented as aforesaid), a customary “affiliates” letter, dated as of the Closing Date, in form and substance satisfactory to Parent and the Company (the “Affiliates Letter”).  Parent shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Common Stock by such affiliates received in the Merger and Parent may direct the Exchange Agent not to issue certificates representing Parent Common Stock received by any such affiliate until Parent has received from such Person an Affiliates Letter.  Parent may issue certificates representing Parent Common Stock received by the Persons identified in Section 6.7 of the Company Disclosure Letter bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 6.7.

6.8           Stock Exchange Listing.  Parent and the Company shall use their reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger pursuant to Article IV of this Agreement to be approved for listing on PCX for trading on ArcaEx, subject to official notice of issuance, prior to the Closing Date.  Nothing in the preceding sentence shall be deemed to require the Company or the PCX to violate or amend PCX rules or violate any applicable Law in order to cause the listing of the shares of Parent Common Stock to be issued in the Merger pursuant to Article IV to be approved for listing on PCX for trading on ArcaEx.

6.9           Publicity.  The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of the SEC or any federal, state, local or foreign court or Governmental Entity having jurisdiction over the Merger or any other transactions contemplated by this Agreement (in each case, “Applicable Requirement”).  During the period from the date of this Agreement to the Closing Date, neither the Company nor Parent shall agree to make,  propose to make or express its desire to make any change to the market structure or business of the Company or any of its Subsidiaries after the Closing in any public announcement or general or private communication, whether written or oral, that is, or intended to be, made to the Company’s customers, suppliers, vendors, employees, consultants or lenders, except for such changes as are required by any Applicable Requirement or mutually and reasonably agreed to by the Company and Parent; provided that nothing in this sentence shall prevent (a) the Company or Parent from discussing any changes to the market structure or business of the Company or any of its Subsidiaries after the Closing with the Company’s customers, suppliers, vendors, employees, consultants or lenders so long as the Company or Parent, as appropriate, does not agree to make, does not propose to make and does not express its desire to make such a change in contravention of the immediately preceding clause of this sentence or (b) the Company from agreeing to make,  proposing to make or expressing its desire to make, in the ordinary and usual course, consistent with past practice, any nonmaterial change to the business of the Company or any of its Subsidiaries after the date of this Agreement, in any public announcement or general or private communication, whether written or oral, that is, or intended to be, made to the Company’s customers, suppliers, vendors, employees, consultants or lenders.  Any rights or obligations set forth in this Section 6.9 shall be in addition to the term of Section 4.2 and other terms of the Facility Services Agreement, which, for the avoidance of doubt, shall continue in full force and effect pursuant to the terms thereof.

6.10         Employee Benefits; Employees.

(a)           Parent agrees that, following the Effective Time, the Employees of the Company and its Subsidiaries who are employed by the Company or its Subsidiaries at the Effective Time and who remain employed with the Surviving Company, at the Surviving Company’s sole discretion (subject to applicable Law and applicable employment agreements) thereafter (the “Affected Employees”), will be eligible to participate in the employee benefit plans and arrangements of Parent and its Subsidiaries (“Parent Benefit Plans”) for so long as they shall be so employed, on substantially the same terms and conditions as similarly situated employees of Parent and its Subsidiaries.  Parent will cause such Parent Benefit Plans to take into account, for purposes of eligibility, vesting and benefit accrual thereunder (other than benefit accrual under any pension or retirement plan) service by Affected Employees with the Company and its Subsidiaries prior to the Effective Time as if such service were with Parent.  With respect to any Parent Benefit Plans in which any of the Affected Employees first become eligible to participate on or after the Effective Time (“New Plans”), Parent shall (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements under any such New Plans, except to the extent such conditions or exclusions would have been recognized under the Benefit Plans, (ii) recognize service of the Affected Employees credited by the Company or its Subsidiaries prior to the Effective Time for purpose of eligibility and vesting under the New Plans (and not for purposes of benefit accrual under any employee pension or retiree medical plans), (iii) credit any deductibles, co-payments or other out-of-pocket expenses for the current calendar year for each Affected Employee and dependent recognized or recognizable under the Benefit Plans, and (iv) apply any increase in any of the Affected Employee’s portion of the premium costs, deductibles, co-payments and other out-of-pocket costs no earlier than the later of the first day of the first plan year beginning after the Effective Time of either the Benefit Plan or the New Plan.  Entitlement to paid time off of the Affected Employees shall not be reduced.  In addition, subject to the terms thereof, Parent shall cause the Surviving Corporation and its Subsidiaries to honor the employment agreement and change-in-control severance plans set forth in Section 6.10 of the Company Disclosure Letter, that were entered into or adopted by the Company or any of its Subsidiaries prior to the date hereof covering the executives of the Company or its Subsidiaries whose names are set forth in Section 6.10 of the Company Disclosure Letter (the “Executives”); provided that if the aggregate amounts of termination payments, including change of control, severance and similar payments payable, by Law or contract, from and after the Effective Time (the “Executives Payments”), to such executives listed in Section 6.10 of the Company Disclosure Letter, as reasonably determined by Parent in good faith as of the Effective Time, exceed, in the aggregate, $4,856,000, then the Aggregate Cash Consideration shall be reduced by the amount of such excess (any such amount, the “Executives Payments Excess”) as provided in Section 4.2(a) of this Agreement.  Parent acknowledges that the consummation of the transactions contemplated by this Agreement will (A) constitute a “Change In Control” as such term is defined in the Pacific Exchange Change in Control Severance Benefits Plan for Group I Officers, effective as of June 15, 2004, and the Pacific Exchange Change in Control Severance Benefits Plan for Group II Officers, effective as of June 15, 2004 and (B) result in such changes to each of the Executives’ authorities, duties, or responsibilities with the Company and its Subsidiaries prior to the Effective Time to constitute “Good Reason”, as such term is defined in the employment agreement and change-in-control severance plans set forth in Section 6.10 of the Company Disclosure Letter, with respect to each of the Executives.  In light of the foregoing acknowledgment, the parties acknowledge and agree that no later than 30 days following the Effective Time, the Surviving Corporation shall pay to each Executive his or her applicable Executives Payment in accordance with the terms of the employment agreement or change-in-control severance plan applicable to such Executive; provided that for the avoidance of doubt, any Executive Payments Excess shall reduce the Aggregate Cash Consideration as provided aforesaid.

(b)           The Company acknowledges that, subject to applicable Law or contract, following the Effective Time, Parent shall have no requirement to continue employment for any Employee of the Company or its Subsidiaries.  Any decision by Parent to continue employment of an Affected Employee after the Effective Time shall be to occupy positions designated by Parent and pursuant to the terms and conditions determined by Parent in its sole discretion, unless Parent otherwise agrees in writing with any such Employee.  The Company acknowledges that following the date hereof, Parent may, in its sole discretion, contact certain Employees of the Company and its Subsidiaries to discuss the terms of employment, if any, with Parent or any of its Subsidiaries, including, without limitation, the Surviving Corporation, following the Effective Time.  The Company agrees to use its reasonable best efforts to assist Parent in any such discussions and to use its reasonable best efforts to assist Parent in procuring any employment agreements that Parent and such employees wish to enter into.

6.11         Expenses.  Except as expressly contemplated in Sections 4.6(d), 6.5(b) and 8.5(b) of this Agreement, the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Surviving Corporation for such charges and expenses.  Except as otherwise provided in Section 8.5(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be paid by Parent.

6.12         Indemnification; Directors’ and Officers’ Insurance.

(a)           Parent agrees that, from and after the Effective Time, it will indemnify and hold harmless each present and former director and officer of the Company (when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law and its certificate of incorporation and by-laws, and to indemnify such Person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law and as would have been permitted under the certificate of incorporation and by-laws of the Company immediately prior to the Effective Time, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

(b)           Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party.  In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent (which, with respect to monetary settlements only, shall not be unreasonably withheld, delayed or conditioned); and provided further that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law or by the terms of the certificate of incorporation or by-laws of the Company.  If such indemnity is not available with respect to any Indemnified Party, then the Surviving Corporation and the Indemnified Party shall contribute to the fullest extent permitted under applicable Law to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

(c)           Prior to the Effective Time, the Company shall purchase a prepaid six-year “tail” policy on terms and conditions no less favorable to the Indemnified Parties than the Company’s existing officers’ and directors’ liability insurance at a premium not to exceed $1,070,000, unless Parent shall consent in writing to a larger amount; provided that such “tail” policy shall not become effective unless and until the Effective Time occurs.  The amount actually paid or payable prior to the Effective Time by the Company for the foregoing “tail” policy shall be the “Tail Premium”.

(d)           If Parent and/or the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent and/or the Surviving Corporation, as the case may be,  shall assume all of the obligations set forth in this Section 6.12.

(e)           The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Law or contract.

6.13         Takeover Statute.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger, and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

ARTICLE VII

Conditions

7.1           Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been duly adopted and approved by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the Company Organizational Documents.  In the event that in connection with any Governmental Consent (as defined in Section 7.1(c) of this Agreement) required to be obtained under Section 7.1(c) of this Agreement, a matter needs to be approved by the holders of Parent Common Stock, such matter shall have been approved by the requisite majority of such holders in accordance with applicable Law and the certificate of incorporation and by-laws of Parent.

(b)           PCX Listing.  The shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on PCX for trading on ArcaEx upon official notice of issuance.

(c)           Regulatory Consents.  The waiting period with respect to the consummation of the Merger under the HSR Act shall have expired or been terminated and, other than the filing provided for in Section 1.3, all notices, reports, applications and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, clearances, authorizations and other Permits (including, without limitation, approvals by the SEC of the Company Charter Amendment) required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity, Self-Regulatory Organization (if any) or OPRA (if any) (collectively, “Governmental Consents”) in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company, Parent and Merger Sub shall have been made or obtained (as the case may be).

(d)           Litigation.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, determination, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”), and no Governmental Entity or any other Person shall have instituted any proceeding or threatened to institute any proceeding seeking any such Order.

(e)           S-4.  The S-4 Registration Statement shall have become effective under the Securities Act.  No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

(f)            Blue Sky Approvals.  Parent shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.

(g)           Working Capital.  The Final Working Capital Amount and the Working Capital Adjustment shall have become conclusive and binding on Parent and the Company pursuant to Section 4.6.

(h)           Certain Actions.  In the event that the SEC, as a condition to granting its approval of the transactions contemplated under this Agreement, shall require that the Board of Directors of the Company shall take any of the actions described in Section 6.5(g), then such actions shall have been duly taken and shall be in full force and effect.

7.2           Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(i) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than Sections 5.1(a), 5.1(b), 5.1(c), 5.1(d)(i) and 5.1(f) hereof, which must be true and correct in all material respects in accordance with their respective terms) are not so true and correct, unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the effect of such failures, all materiality, Company Material Adverse Effect or similar qualifications contained in such representations and warranties of the Company shall be disregarded); and (ii) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(c)           Consents Under Contracts.  The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under any Contract to which the Company or any of its Subsidiaries is a party, except where the failure to obtain any such consent or approval, individually or in the aggregate, has not had or is not reasonably expected to have, a Company Material Adverse Effect.

(d)           Dissenting Shares.  The aggregate amount of Dissenting Shares shall be less than 10% of the total outstanding Shares at the Effective Time.

(e)           Material Adverse Effect.  Following the date of this Agreement, no change, circumstance, effect, event or fact that, individually or in the aggregate, has had, or is reasonably expected to have, a Company Material Adverse Effect shall have occurred.

7.3           Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as through made on and as of such date and time (except to the extent that any such representation and warranty speaks of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.3(a)(i) shall be deemed to have been satisfied even if any representations and warranties of Parent (other than Sections 5.2(a), 5.2(c) and 5.1(d) hereof, which must be true and correct in all material respects in accordance with their respective terms) are not so true and correct, unless the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the effect of such failures, all materiality,

Parent Material Adverse Effect or similar qualifications contained in such representations and warranties of Parent shall be disregarded); and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by the Chief Executive Officer of Parent to such effect.

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer of Parent to such effect.

ARTICLE VIII

Termination

8.1           Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company (and Parent, if required), referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

8.2           Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if (i) the Merger shall not have been consummated by September 30, 2005, whether such date is before or after the date of approval by the stockholders of the Company (the “Termination Date”); (ii) the Stockholders Meeting shall not have been held, or the vote of the Company’s stockholders contemplated by Section 6.4 has not been taken, by the Termination Date or the approval of the Company’s stockholders required by Section 7.1(a) shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement thereof; or (iii) any Governmental Entity, Self-Regulatory Organization (if applicable) or OPRA (if applicable), which must grant a regulatory approval required for consummation of the Merger has denied such approval and such denial has become final, whether orally or in writing (provided that nothing here shall be construed to require any of the parties hereto to appeal such denial to a court or other tribunal) or any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the stockholders of the Company); provided that (A) the right to terminate this Agreement pursuant to clause (i) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated and (B) the right to terminate this Agreement pursuant to clause (ii) above shall not be available to the Company if the Company has breached in any material respect its obligations under Section 6.4 of this Agreement in any manner that shall have proximately contributed to the Stockholders Meeting not having been held, or the vote of the Company’s stockholders contemplated by Section 6.4 not having been taken, by the Termination Date.

8.3           Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to (x) in the case of clause (a) below, the approval by stockholders of the Company referred to in Section 7.1(a), and (y) in the case of clause (b) below, the Effective Time, whether, in the case of such clause (b), before or after the approval by stockholders of the Company referred to in Section 7.1(a), and, in either case, by action of the Board of Directors of the Company:

(a)           if (i) the Company is not in material breach of any of the terms of this Agreement, (ii) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (iii) Parent does not make, within three business days of receipt of the Company’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal and (iv) the Company prior to such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5.  The Company agrees (x) that it will not enter into a binding agreement referred to in clause (i) above until at least the fourth business day after it has provided the notice to Parent required thereby and (y) to notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

(b)           if (i) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent.

8.4           Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Parent if (i) the Board of Directors of the Company shall have withdrawn or adversely modified its approval or recommendation of this Agreement or failed to reconfirm its recommendation of this Agreement within five business days after a written request by Parent to do so, (ii) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company, (iii) if the Company or any of the other Persons described in Section 6.2 as affiliates, agents or Representatives of the Company shall take any of the actions that would be proscribed by Section 6.2 but for the proviso therein allowing certain actions to be taken pursuant to clause (ii) (A), (B) or (C) of the proviso under the conditions set forth therein or (iv) Parent’s Election Not to Accept Regulatory Conditions shall have occurred.

8.5           Effect of Termination and Abandonment.

(a)           In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, that no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement and provided, further, that in the event of any such termination, the Company shall repay to Parent within 10 days of such termination any amounts advanced to it by Parent pursuant to Section 6.1(b) of this Agreement, together with interest on such amounts at the prime rate of Citibank, N.A. in effect on the date of termination such interest to accrue from the date of such termination to the date of repayment pursuant to this Section 8.5(a).  The Company shall repay all such amounts advanced to it by Parent pursuant to Section 6.1(b) of this Agreement, together with accrued interest thereon calculated as provided for in the immediately preceding sentence (the aggregate amount of such advances and accrued interest thereon collectively, the “Repayment Amount”), exclusively by delivering to Parent shares of Parent Common Stock having an aggregate value equal to the Repayment Amount.  For purposes of the immediately preceding sentence, the Company and Parent agree that the value of each such share of Parent Common Stock delivered shall be equal to the Parent Common Stock Price or, if after the date of this Agreement and prior to the termination of this Agreement, any Person (other than the Company or any of its Subsidiaries or affiliates) enters into a definitive binding agreement with Parent to acquire, by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions, all or substantially all of the assets of Parent or a majority of the voting power of the outstanding securities of Parent, and the average of the per share closing prices of Parent Common Stock as reported by ArcaEx for the ten consecutive trading days ending on the last trading day prior to the date of such termination is greater than the Parent Common Stock Price, such greater price.

(b)           In the event that (i) an Acquisition Proposal shall have been made (and not subsequently withdrawn) to the Company or any of its Subsidiaries or any Person shall have publicly announced (and not subsequently withdrawn) a bona fide intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(ii), or (ii) this Agreement is terminated

(A) by the Company pursuant to Section 8.3(a), (B) by Parent pursuant to Section 8.4(i) or (C) by Parent pursuant to Section 8.4(iii), provided that the actions referred to in Section 8.4(iii) are either taken by, or at the direction or request of, the Company or any of its Subsidiaries or, if taken by any of the other Persons described in Section 6.2 as affiliates, agents or Representatives of the Company or any of its Subsidiaries other than at the direction or request of the Company or any of its Subsidiaries and, in the case of actions taken by any such other Persons other than at the direction or request of the Company or any of its Subsidiaries, the Company does not cause such actions to be immediately terminated after receiving knowledge thereof, then the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a termination fee of $2,000,000, in each case by wire transfer of same day funds; provided, however, that no such termination fee shall be payable to Parent pursuant to clause (i) of this paragraph (b) unless and until within 12 months of such termination (x) any Person (other than Parent) (an “Acquiring Party”) has acquired, by purchase, merger, consolidation, sale, assignment, lease, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of the outstanding securities of the Company or all or substantially all of the assets of the Company or (y) there has been consummated a merger, consolidation or similar business combination between the Company or one of its Subsidiaries and an Acquiring Party.  In the event that (1) this Agreement is terminated by Parent pursuant to Section 8.2(iii) or Section 8.4(iv), Parent shall promptly, but in no event later than two days after being notified of such by the Company, pay to the Company all of the actual out-of-pocket documented charges and expenses incurred by the Company in connection with the Agreement and the transactions contemplated by this Agreement, up to a maximum aggregate amount of $2,000,000, and (2) this Agreement is terminated by Parent pursuant to Section 8.2(i) and the condition set forth in Section 7.1(c) has not been satisfied at the time of such termination, Parent shall promptly, but in no event later than two days after the date of such termination, pay the Company a termination fee of $2,000,000, in each case by wire transfer of same day funds.  The parties acknowledge that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if a party fails to promptly pay the amount due by such party pursuant to this Section 8.5(b), and, in order to obtain such payment, another party commences a suit that results in a judgment against the other party for the fee set forth in this Section 8.5(b) or any portion of such fee, the party against which such action was commenced shall pay to the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be paid, from the date such payment was required through the date of payment.

ARTICLE IX

Miscellaneous and General

9.1           Survival.  This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger.  This Article IX, the agreements of the Company, Parent and Merger Sub contained in Section 6.11 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2           Modification or Amendment.  Subject to the provisions of applicable law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by all of the parties hereto.

9.3           Waiver of Conditions.  The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

9.4           Counterparts.  This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5           GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL

(a)           THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.  The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6           Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

(a)           If to Parent or Merger Sub, to:

Archipelago Holdings, Inc.
100 S. Wacker Drive, Suite 1800
Chicago, IL 60606
Tel:  (312) 960-1696
Fax:  (312) 442-7111
Attn:  Kevin J.P. O’Hara, Esq.

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Tel:  (212) 558-4260
Fax:  (212) 558-3588
Attn:  John Evangelakos, Esq.

(b)           If to the Company, to:

PCX Holdings, Inc.
115 Sansome Street
San Francisco, CA 94104
Tel:  (415) 393-7936
Fax:  (415) 393-4150
Attn:  Kathryn L. Beck, Esq.

with a copy to:

Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, CA 94105
Tel:  (415) 983-1516
Fax:  (415) 983-1200
Attn:  Rodney R. Peck, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7           Entire Agreement.  This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated August 30, 2004, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8           No Third Party Beneficiaries.  Except as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder.  The parties hereto further agree that the rights of third party beneficiaries under Section 6.12 shall not arise unless and until the Effective Time occurs.

9.9           Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10         Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the party upon which such Taxes are imposed.

9.11         Definitions.  Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12         Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.13         Interpretation; Construction.

(a)           The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)           The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.14         Assignment.  This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation.  Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PCX HOLDINGS, INC.

By	/s/ Philip D. De Feo
Name: Philip D. De Feo
Title: Chairman and Chief Executive Officer

ARCHIPELAGO HOLDINGS, INC.

By	/s/ Kevin J.P. O'Hara
Name: Kevin J.P. O'Hara
Title: General Counsel and Chief Administrative Officer

NEW APPLE ACQUISITIONS CORPORATION

By	/s/ Kevin J.P. O'Hara
Name: Kevin J.P. O'Hara
Title: Secretary

ANNEX A

DEFINED TERMS

Terms	Section

Acquiring Party	8.5(b)
Acquisition Proposal	6.2
Affected Employees	6.10(a)
Affiliates Letter	6.7
Aggregate Cash Consideration	4.1(a)(ii)
Aggregate Company Options Exercise Price	4.1(a)(ii)
Aggregate Merger Consideration	4.1(a)(ii)
Aggregate Stock Consideration	4.1(a)(ii)
Agreement	Preamble
Applicable Requirement	6.9
Arbiter	4.6(b)(iv)
Arbiter Report	4.6(b)(v)
ArcaEx	4.1(a)(i)
ArcaEx Business	5.1(a)
Audit Date	5.1(h)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(l)(i)
Book Entry Shares	4.1(a)(iii)
By-Laws	2.2
Calculation	4.6(a)
Calculation Month-End	4.6(a)
Cash Consideration	4.1(a)(i)
Certificate	4.1(a)(iii)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	5.1(l)(ii)
Company	Preamble
Company Business	5.1(p)(i)
Company Charter Amendment	2.1
Company Disclosure Letter	5.1
Company Equities Business	5.1(a)
Company Financial Statements	5.1(h)(i)
Company Intellectual Property	5.1(p)(i)
Company Material Adverse Effect	5.1(a)
Company Option	4.5(a)
Company Options Business	5.1(a)
Company Organizational Documents	5.1(a)
Company Reports	5.1(h)(i)
Company Requisite Vote	5.1(c)(i)

Company Restricted Stock	4.5(b)
Company Stock Plan	4.5(a)
Compliance Violations	5.1(g)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Contract	5.1(d)(ii)
Contribution Agreement	5.1(a)
Current Company Related Persons	5.1(g)
Delaware Certificate of Merger	1.3
DGCL	1.1
Disagreement Notice	4.6(b)(i)
Dissenting Shares	4.1(a)(i)
Dissenting Stockholders	4.1(a)(i)
Effective Time	1.3
Employees	5.1(l)(i)
ERISA	5.1(l)(i)
ERISA Affiliate	5.1(l)(iii)
ERISA Plan	5.1(l)(ii)
ETP Holder	5.1(g)
Estimated Working Capital Amount	4.6(c)
Exchange Act	5.1(a)
Exchange Agent	4.2(a)
Exchange Fund	4.2(a)
Excluded Shares	4.1(a)(i)
Executives	6.10(a)
Executives Payments	6.10(a)
Executives Payments Excess	6.10(a)
Facility Services Agreement	6.6
Final Working Capital Amount	4.6(a)
GAAP	5.1(h)(i)
Good Standing	5.1(g)
Governmental Consents	7.1(c)
Governmental Entity	5.1(e)
HSR Act	5.1(e)
Indemnified Parties	6.12(a)
Intellectual Property	5.1(p)(i)
IRS	5.1(l)(i)
IT Assets	5.1(p)(vii)
Laws	5.1(j)
Merger	Recitals
Merger Consideration	4.1(a)(i)
Merger Consideration Sample	4.1(a)(i)
Merger Sub	Preamble
Multiemployer Plan	5.1(l)(ii)
New Plans	6.10(a)

Operating Budget	5.1(i)
OPRA	5.1(e)
Order	7.1(d)
OTP Holder	5.1(g)
Parent	Preamble
Parent Benefit Plans	6.10(a)
Parent Common Stock	4.1(a)(i)
Parent Common Stock Price	4.1(a)(i)
Parent Disclosure Letter	5.2
Parent Material Adverse Effect	5.2(a)
Parent Preferred Shares	5.2(c)
Parent Reports	5.2(g)(i)
Parent Stock Plans	5.2(c)
Parent Study Period	4.6(b)(i)
Parent’s Election Not to Accept Regulatory Conditions	6.5(b)
PBGC	5.1(l)(iii)
PCX	5.1(a)
PCX Equities	5.1(a)
Pending Undertakings and Responses	5.1(j)
Pension Plan	5.1(l)(ii)
Per Share Aggregate Merger Consideration	4.1(a)(ii)
Permits	5.1(j)
Person	4.2(b)
Preferred Shares	5.1(b)
Prior Month-End	4.6(a)
Prospectus/Proxy Statement	6.3(a)
Related Persons	5.1(c)(ii)
Repayment Amount	8.5(a)
Representatives	6.6
Resolution Period	4.6(b)(iii)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley Act	5.2(g)(ii)
SEC	2.1
Second Prior Month-End	4.6(a)
Securities Act	5.1(e)
Self-Regulatory Organization	5.1(e)
September 30, 2004 Company Financial Statements	5.1(h)(i)
Shares	4.1(a)(i)
Stock Consideration	4.1(a)(i)
Stockholders Meeting	6.4
Submissions	4.6(b)(iv)
Submissions Deadline	4.6(b)(iv)
Subsidiary	5.1(a)
Subsidiary Organizational Documents	5.1(a)
Superior Proposal	6.2

Surviving Corporation	1.1
Tail Premium	6.12(c)
Takeover Statute	5.1(r)(i)
Tax Authority	5.1(m)(xvi)
Tax Return	5.1(m)(xvi)
Taxable	5.1(m)(xvi)
Taxation	5.1(m)(xvi)
Taxes	5.1(m)(xvi)
Termination Date	8.2
Total Adjusted Assets	4.6(a)
Total Adjusted Liabilities	4.6(a)
Updated Calculation	4.6(b)(vi)
Updated Calculation Deadline	4.6(b)(vi)
Voting Debt	5.1(b)
Working Capital	4.6(a)
Working Capital Adjustment	4.6(c)
Working Capital Agreement Process	4.6(b)(v)
Working Capital Excess	4.6(c)
Working Capital Shortfall	4.6(c)